UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

TELLURIAN INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87968A104

(CUSIP Number)

Lee Young

Legal Director, Corporate Transactions

TOTAL SE

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4744-4546

Copies to:

Bryn A. Sappington

Paul S. Conneely

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201

214-855-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87968A104

1	NAMES OF REPORTING PERSONS: TOTAL SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 44,918,898
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 44,918,898

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 44,918,898
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.4% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)

Based on 257,835,259 shares of Tellurian Inc.’s common stock issued and outstanding as of April 24, 2020, as set forth in Tellurian Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the Securities and Exchange Commission on May 4, 2020.

1	NAMES OF REPORTING PERSONS: TOTAL Delaware, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 44,918,898
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 44,918,898

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 44,918,898
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.4% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)

Based on 257,835,259 shares of Tellurian Inc.’s common stock issued and outstanding as of April 24, 2020, as set forth in Tellurian Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the Securities and Exchange Commission on May 4, 2020.

The Schedule 13D filed on February 27, 2017 (the “Schedule 13D”) by TOTAL SE (formerly known as TOTAL S.A.), a European company (societas europaea or SE) under the laws of the Republic of France (“Total SE”), and TOTAL Delaware, Inc., a Delaware corporation (“Total Delaware” and, together with Total SE, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Tellurian Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on May 11, 2017, Amendment No. 2 filed on February 19, 2019, Amendment No. 3 filed on April 5, 2019, Amendment No. 4 filed on July 12, 2019 and Amendment No. 5 filed on July 10, 2020, is hereby amended and supplemented as set forth below by this Amendment No. 6 to the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

On July 31, 2020, Eric Festa has tendered his resignation as a director of the Issuer, effective immediately. Mr. Festa’s resignation is not a result of any disagreement between himself and the Issuer, its management, its board of directors, or any committee of its board of directors.

Mr. Festa was appointed as a director of the Issuer pursuant to the terms of the previously disclosed Voting Agreement, dated as of January 3, 2017, by and among the Issuer (then known as Magellan Petroleum Corporation), Tellurian Investments LLC (then known as Tellurian Investments Inc.), Total Delaware, Charif Souki, the Souki Family 2016 Trust, and Martin Houston (the “Voting Agreement”). Total Delaware does not currently intend to designate a replacement director under the Voting Agreement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference. As of the close of business on July 30, 2020, the Reporting Persons are the beneficial owner of 44,918,898 shares of Common Stock.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the 44,918,898 shares of Common Stock beneficially owned by the Reporting Persons as of the close of business on July 30, 2020 by (ii) 257,835,259 shares of Common Stock issued and outstanding as of April 24, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the Securities and Exchange Commission on May 4, 2020.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(c) The table below specifies the date, amount and weighted average per share price of shares of Common Stock sold by the Reporting Persons since the most recent filing of Schedule 13D by the Reporting Persons. All transactions reflected in the table below were effected in the open market on the NASDAQ Capital Market. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during such 60-day period.

Reporting Person	Trade Date	Number of Shares	Price Per Share
Total Delaware, Inc.	07/10/2020	150,000	$1.0435	(1)
Total Delaware, Inc.	07/29/2020	84,511	$0.9864	(2)
Total Delaware, Inc.	07/30/2020	87,401	$0.9685	(3)

(1)

The price reported is the weighted average price. The shares were sold in multiple transactions by Total Delaware, Inc. at prices ranging from $1.01 to $1.09 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(2)

The price reported is the weighted average price. The shares were sold in multiple transactions by Total Delaware, Inc. at prices ranging from $0.9800 to $0.9964 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(3)

The price reported is the weighted average price. The shares were sold in multiple transactions by Total Delaware, Inc. at prices ranging from $0.9600 to $0.9800 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

Signatures

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2020	TOTAL SE

	By:	/s/ Aurélien Hamelle
	Name: Title:	Aurélien Hamelle General Counsel

TOTAL DELAWARE, INC.

By:	/s/ Vincent Stoquart
Name: Title:	Vincent Stoquart President